Shareholders and Board of Directors
Autologic Information International, Inc.

We are aware of the incorporation by reference in the S-3 Registration Statement of Autologic Information International, Inc. for registration of 658,276 shares of Common Stock of our report dated March 13, 1996 and June 2, 1996 related to the unaudited condensed consolidated interim financial statements of Autologic Information International, Inc. that are included in its Form 10-Q for the quarters ended February 2, 1996 and May 3, 1996.

Pursuant to Rule 436(c) of the Securities Act of 1933, our reports are not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

                                                    /s/ Ernst & Young LLP


September 3, 1996
Woodland Hills, California